

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 8, 2009

Mr. James Murphy
Chief Executive Officer and Chairman of the Board
Datameg Corporation
2150 South 1300 East, Suite 500
Salt Lake City, Utah 84106

      **Re: Datameg Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed April 27, 2009
          File No. 333-128060**

Dear Mr. Murphy:

      We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note your response to prior comment 3 from our letter dated May 6, 2009. Please confirm that your reverse stock split and acquisition of Natural Blue Resources is not contingent upon your sale of American Marketing & Sales, Inc. to Blue Earth Solutions, Inc and revise your disclosure to clarify that stockholders may consent to proposal 2 without consenting to proposal 1.

*   *   *   *

      As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief